100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460
Cavas S. Pavri	www.schiffhardin.com
202.724.6847
cpavri@schiffhardin.com

August 19, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Volcon, Inc.

Draft Registration Statement on Form S-1

Filed June 1, 2021

CIK No. 0001829794

Ladies and Gentlemen:

This letter is being submitted on behalf of Volcon, Inc. (the “Company”) in response to the comment letter, dated July 16, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed June 21, 2021 (the “Draft Registration Statement”). The Company’s Amended Draft Registration Statement (the “Amended Draft Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Registration Statement on Form S-1

Cover Page

1.	Please list the underwriter warrants on the cover page, including the number of shares of common stock issuable upon exercise of the warrants.

Response: The disclosure in footnote (1) on the cover page of the Amended Draft Registration Statement has been amended as follows:

“(1) In addition to the discounts and commissions disclosed above, upon consummation of this offering we will issue to Aegis, or its designees, warrants to purchase an aggregate number of shares of our common stock equal to 5.0% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 125.0% of the public offering price. See “Underwriting” for a description of additional compensation payable to the Underwriters.”

Securities and Exchange Commission

Prospectus Summary

Overview, page 1

2.	We note that you expect to begin delivering initial vehicles in the third quarter of 2021, and that you have received fully refundable orders. Please provide an estimate of the number of vehicles you expect to deliver by the end of the third quarter and when you expect to be able to fulfill all pending orders.

Response: The Company has added the following disclosure to the section “Prospectus Summary – Overview”:

“As of August 12, 2021, U.S. customers have made deposits for 282 Grunts and 2 Runts, plus accessories and a deliver fee representing total deposits of $1.9 million. These orders are cancelable by the customer until the vehicle is delivered and after a 14-day acceptance period, therefore the deposits have been recorded as deferred revenue. Based on our current production capacity, we believe we will deliver all of these vehicles and accessories by November 2021.”

Our Products, page 2

3.	Please revise to state clearly that your products are not legal for on-road use, and explain why. Please tell us what consideration you have given to adding disclosure in risk factors that discusses the distinction between on-road and off-road vehicles and addresses any risks to the company for potential misuse.

Response: The Company has added the following disclosure to the section “Prospectus Summary – Our Products” stating that its vehicles are not legal for on-road use due to the extensive regulations required for such approvals (emphasis added):

“We will feature motorcycle and UTV products that are all-electric and for off-road use only. The off-road market is growing faster than on-road and on-road products require costly levels of certification, homologation and compliance with the Department of Transportation (DOT), the National Highway Traffic Safety Administration (NHTSA) and other government regulators. As such, we are solely focusing on the off-road market. Due to these regulations, our vehicles are not legal for on-road use. All vehicles will come with a warning label stating “This vehicle is designed and manufactured for off road use only. It does not conform to federal motor vehicle safety standards and operation on public streets, roads, or highways is illegal”, and therefore our vehicles cannot be legally registered for on-road use in any state. In addition to powersports vehicles, we will source, market and sell a complete line of accessories and upgrades. These will feature parts designed to increase performance or appearance, in addition to practical add-ons to equip Volcon vehicles for hunters, ranchers and farmers.”

The Company respectfully submits that it does not believe additional risk factors are needed that discuss the distinction between on-road and off-road vehicles and address any risks to the company for potential misuse.

Securities and Exchange Commission

Risk Factors

We may experience delays or other complications..., page 7

4.	Please revise your disclosure to specifically address the prospective nature of the Stag and the Beast.

Response: The Company has revised the referenced risk factor in the Amended Draft Registration Statement as follows (emphasis added):

“We may experience delays or other complications in the design, manufacture, launch and production ramp of our vehicles and our future planned vehicles which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain constraints, that lead to initial delays in producing our vehicles and ramping up our production. These challenges may be more significant for our Stag and Beast vehicles as we have not finalized the designs for these vehicles or begun to establish the assembly lines for these prospective vehicles. Any significant delay or other complication in the production of our vehicles or the development, manufacture, and production ramp of our future vehicles, such as the Stag and Beast, including complications associated with expanding our production capacity and supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.”

Use of Proceeds, page 16

5.	Please provide the approximate amount of proceeds to be used for each of the items listed in the first paragraph on page 17. Refer to Item 504 of Regulation S-K.

Response: The Company has revised the Amended Draft Registration Statement to provide the approximate amount of proceeds to be used for each of the items listed.

Management, page 29

6.	Please revise to provide the business experience of Christian Okonsky during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The biographical information regarding Christian Okonsky has been revised to include his business experience for the past five years.

Securities and Exchange Commission

Certain Relationships and Related Party Transactions, page 37

7.	Please expand your disclosure relating to the consulting agreements with Pink Possum and Highbridge. Please provide the related person's interest and the approximate dollar value of the amount involved in each transaction. Refer to Item 404(d) of Regulation S-K. In addition, please add a discussion in risk factors that addresses the implications of a Fundamental Transaction, as defined on page 34.

Response: The Company has revised the Amended Draft Registration Statement to expand its disclosure in the section “Certain Relationships and Related Party Transactions” as follows:

“On August 28, 2020, we entered into consulting agreements with Pink Possum, LLC (“Pink Possum”), an entity controlled by Mr. Okonsky, and Highbridge Consultants, LLC (“Highbridge”), an entity controlled by Mr. James, pursuant to which Messrs. Okonsky and James provide us with services. In consideration for entering into the consulting agreements, we issued the two entities ten-year warrants to purchase our common stock at an exercise price of $0.004 per share. The number of shares of common stock issuable pursuant to the warrants was based on the number of shares of our common stock outstanding at the time of exercise and provided that Pink Possum and Highbridge would receive 18.75% and 25%, respectively, of our shares of common stock outstanding at the time of exercise on a fully diluted basis. On March 26, 2021, Pink Possum and Highbridge entered into amendments to the consulting agreements agreeing to exchange the original warrants for new ten-year warrants to purchase 4,750,000 and 6,250,000 shares, respectively, of common stock at an exercise price of $0.98. During the quarter ended March 31, 2021, we recognized compensation expense of $5.6 million and $7.4 million for the warrants issued to Pink Possum and Highbridge, respectively.”

The Company has added the following new risk factor in the Amended Draft Registration Statement:

“We are party to certain agreements with our founders that may create a conflict of interest for our board of directors in evaluating a potential change of control transaction.

We have entered into consulting agreements with Pink Possum, LLC (“Pink Possum”), an entity controlled by Mr. Okonsky, and Highbridge Consultants, LLC (“Highbridge”), an entity controlled by Mr. James, pursuant to which Messrs. Okonsky and James provide us with services. Pursuant to the consulting agreements, upon the occurrence of a Fundamental Transaction, which generally includes a business combination, merger, or sale of all or substantially all of our assets (or similar events), for an aggregate gross sales price of $100.0 million or more, each entity will receive a cash payment equal to 1% of such gross sales price. Since Messrs. Okonsky and James are entitled to these payments, they may have a conflict of interest in determining whether a particular Fundamental Transaction is in the best interests of our shareholders. Furthermore, these payments upon the consummation of a Fundamental Transaction may make our company less attractive to a potential acquirer or may reduce the valuation we receive in connection with a Fundamental Transaction.”

8.	Please confirm that each of the leases discussed in this section will be filed as exhibits to the registration statement.

Response: The Company confirms that each of the leases discussed in the above referenced section will be filed as exhibits to the Form S-1 Registration Statement.

Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm, page F-1

9.	We note that the audit report indicates that there is substantial doubt about your ability to continue as a going concern. Please add a discussion in risk factors that addresses this determination.

Response: The Company has added the following new risk factor in the Amended Draft Registration Statement:

“Our losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We do not have sufficient existing cash and cash equivalents, without giving effect to the proceeds from this offering, to support operations for at least one year following the date our financial statements included in this prospectus are issued. Our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements as of December 31, 2020 and for the period from February 21, 2020 (inception) to December 31, 2020, stating that our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, we could be forced to delay the rollout of our vehicles, and our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. After the completion of this offering, future financial statements may continue to disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.”

General

10.	Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that no written communications as defined in Rule 405 under the Securities Act have been utilized by the Company or anyone else on the Company’s behalf.

* * *

Securities and Exchange Commission

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

Enclosures

cc:	Greg Endo, CFO